UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)*
BIOLASE, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

090911207
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 090911207		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,226,530 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,226,530 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,226,530 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.17% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount includes 530,266 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants (defined in Amendment No. 8 and Amendment No. 10, respectively).

(2)
This percentage is based on a total of 39,229,868 Shares outstanding, which is the sum of: (i) 31,743,102 Shares outstanding as of May 4, 2020; (ii) 6,956,500 Shares issued upon the May 2020 Automatic Conversion (as defined herein) of 69,565 shares of Series E Preferred Stock (defined in Amendment No. 15) on May 13, 2020; and (iii) 530,266 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants.

SCHEDULE 13D

CUSIP No: 090911207		Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER LIVING TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
909,979 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
909,979 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
909,979 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.34% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 170,159 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

(2)
This percentage is based on a total of 38,869,761 Shares outstanding, which is the sum of (i) 31,743,102 Shares outstanding as of May 4, 2020; (ii) 6,956,500 Shares issued upon the May 2020 Automatic Conversion (as defined herein) of 69,565 shares of Series E Preferred Stock (defined in Amendment No. 15) on May 13, 2020; and (iii) 170,159 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

SCHEDULE 13D

CUSIP No: 090911207		Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
RENATE SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,316,551 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,316,551 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,316,551 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.97% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount includes 360,107 Shares the Reporting Person has the right to acquire upon exercise of New Warrants.

(2)
This percentage is based on a total of 39,059,709 Shares outstanding, which is the sum of: (i) 31,743,102 Shares outstanding as of May 4, 2020; (ii) 6,956,500 Shares issued upon the May 2020 Automatic Conversion (as defined herein) of 69,565 shares of Series E Preferred Stock on May 13, 2020; and (iii) 360,107 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants.

SCHEDULE 13D

CUSIP No: 090911207		Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
SCHULER FAMILY FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,296,551 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,296,551 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,296,551 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.92% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	This amount includes 360,107 Shares the Reporting Person has the right to acquire upon exercise of New Warrants.

(2)
This percentage is based on a total of 39,059,709 Shares outstanding, which is the sum of: (i) 31,743,102 Shares outstanding as of May 4, 2020; (ii) 6,956,500 Shares issued upon the May 2020 Automatic Conversion (as defined herein) of 69,565 shares of Series E Preferred Stock on May 13, 2020; and (iii) 360,107 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants.

SCHEDULE 13D

Page 6 of 8 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 16 to Schedule 13D (“Amendment No. 16”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 10, 2014, as amended by Amendment No. 1 filed on November 10, 2014, Amendment No. 2 filed on March 6, 2015, Amendment No. 3 filed on October 14, 2015, Amendment No. 4 filed on October 23, 2015, Amendment No. 5 filed on November 9, 2015, Amendment No. 6 filed on November 13, 2015, Amendment No. 7 filed on December 14, 2015, Amendment No. 8 filed on August 3, 2016, Amendment No. 9 filed on October 10, 2016, Amendment No. 10 filed on April 17, 2017, Amendment No. 11 filed on July 5, 2017, Amendment No. 12 filed on November 9, 2017, Amendment No. 13 filed on November 30, 2017, Amendment No. 14 filed on December 7, 2017, and Amendment No. 15 filed October 29, 2019 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 13, 2020, the Issuer held a special meeting of its stockholders (the “May 2020 Special Meeting”) at which the stockholders were asked to vote, among other things, to approve a charter amendment increasing the number of its authorized Shares in order to permit the full conversion of the Series E Preferred Stock and to approve the issuance of such number of Shares issuable upon the full conversion of the Series E Preferred Stock, including shares issuable pursuant to customary anti-dilution provisions (the “May 2020 Issuance Proposal”). The stockholders voted to approve the May 2020 Issuance Proposal at the May 2020 Special Meeting, upon which each share of Series E Preferred Stock automatically converted into 100 Shares, reflecting a conversion price of $0.5750 per Share (the “May 2020 Automatic Conversion). As a result of the May 2020 Automatic Conversion, 6,956,500 new Shares were issued.

Item 5.	Interest in Securities of the Issuer

Item 5 (a), (b), and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 12,226,530 Shares, representing approximately 31.17% of the Shares outstanding. This amount consists of: (A) 739,820* Shares and 170,159 Shares obtainable upon exercise of Warrants held by the Trust, collectively representing approximately 2.34% of the Shares outstanding; (B) 10,936,444 Shares (which includes 5,217,400 Shares issued upon the May 2020 Automatic Conversion of the 52,174 shares of Series E Preferred Stock previously held the Foundation) and 360,107 Shares obtainable upon exercise of New Warrants held by the Foundation, representing approximately 28.92% of the Shares outstanding; and (C) 20,000 Shares held by Mr. Schuler’s spouse, Ms. Schuler, representing approximately 0.05% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on the sum of: (i) 31,743,102 Shares outstanding as of May 4, 2020; (ii) 6,956,500 Shares issued upon the May 2020 Automatic Conversion of 69,565 shares of Series E Preferred Stock on May 13, 2020; and (iii) for purposes of calculating beneficial ownership of Mr. Schuler and the Trust pursuant to Rule 13d-3(d)(1)(i) under the Act, 170,159 Shares issuable upon exercise of Warrants held by the Trust; and (iv) for purposes of calculating beneficial ownership of Mr. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 360,107 Shares issuable upon exercise of New Warrants held by the Foundation.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 909,979 Shares beneficially owned by the Trust. Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

* This figure includes an additional 739,820 Shares that had been inadvertently excluded from the Shares beneficially owned by the Trust as reported in Amendment No. 15.

SCHEDULE 13D

Page 7 of 8 Pages

As of the date hereof, Ms. Schuler may be deemed to beneficially own, in the aggregate, 11,316,551 Shares, representing approximately 28.97% of the Shares outstanding. This amount consists of (A) 20,000 Shares held by Ms. Schuler, representing approximately 0.05% of the Shares outstanding, and (B) 10,936,444 Shares (which includes 5,217,400 Shares issued upon the May 2020 Automatic Conversion of the 52,174 shares of Series E Preferred Stock previously held the Foundation) and 360,107 Shares obtainable upon exercise of New Warrants held by the Foundation, representing approximately 28.92% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on the sum of: (i) 31,743,102 Shares outstanding as of May 4, 2020; (ii) 6,956,500 Shares issued upon the May 2020 Automatic Conversion of 69,565 shares of Series E Preferred Stock on May 13, 2020; and (iii) for purposes of calculating beneficial ownership of Ms. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 360,107 Shares issuable upon exercise of New Warrants held by the Foundation.

(c) The response to Item 4 is incorporated by reference herein.  In addition, on February 11, 2020, the Trust sold 1,307,931 Shares at a price of $0.60 per Share, and the Foundation purchased 1,307,931 Shares at a price of $0.61 per Share, each effected in the open market by a broker.

SCHEDULE 13D

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2020

JACK W. SCHULER

/s/ Jack W. Schuler

JACK W. SCHULER LIVING TRUST

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

RENATE SCHULER

/s/ Renate Schuler

SCHULER FAMILY FOUNDATION

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	President